UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 31, 2026, KNOREX Ltd., a Cayman Islands exempted corporation (the “Company”, “our”), entered into (i) that certain Note Purchase Agreement (the “Notes Agreement”) with North Commerce Parkway Capital LP and TQ Master Fund LP (collectively, the “Purchasers” and each, a “Purchaser”), pursuant to which, the Company issued a senior unsecured Note to each Purchaser (collectively, the “Notes”), (ii) that certain Share Purchase Agreement (the “Purchase Agreement”) with RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC (collectively, the “Investor”) and (iii) that certain Registration Rights Agreement (the “Registration Rights Agreement”) with the Investor.

Under the terms and subject to the conditions of the Notes Agreement, the Company issued Notes with an aggregate principal amount of $3 million to the Purchasers. The Notes mature in June 2026 and the Notes Agreement contains customary representations, warranties, conditions, and indemnification obligations of the Company. The Company received net proceeds of $2.7 million from issuance of the Notes and used approximately $700 thousand to repay existing outstanding indebtedness (including the repayment of approximately $365 thousand of a total of $513,758 of outstanding, unsecured indebtedness incurred subsequent to the Company’s IPO in September 2025 from lenders who include members of Company management and shareholders of the Company) with the remaining $2 million in net proceeds used for transaction expenses and general corporate purposes. The Notes are subject to mandatory prepayment of an amount equal to 20% of the gross proceeds of the amounts purchased under the Purchase Agreement.

Under the terms and subject to the conditions of the Purchase Agreement, the Investor has committed to purchase, subject to certain limitations, up to $50 million (the “Commitment”) of the Company’s class A ordinary shares, par value $0.0005 per share (the “Ordinary Shares”). The Company has the right, but not the obligation, to direct the Investor to purchase up to the Total Commitment of Ordinary Shares from time to time for a period of 36 months from the date of the effectiveness of the Registration Statement. The purchase is subject to certain conditions, including the filing and effectiveness of a resale registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares to be sold to the Investor under the Purchase Agreement.

Upon receipt of a purchase notice or intraday purchase notice from the Company, the Investor may be obligated to purchase Ordinary Shares as the Company directs, subject to certain conditions and limitations, at a price per share calculated based on a 3% discount to the trading price of the Ordinary Shares in the case of a purchase notice, and at a price per share calculated based on a 1% discount to the lowest sale price of the Ordinary Shares after delivery of an intraday purchase notice, as applicable, over the relevant pricing periods, each of which commences after delivery of a valid purchase notice or intraday purchase notice by the Company. Actual sales of shares of Ordinary Shares to the Investor will depend on a variety of factors to be determined by the Company from time-to-time, including, among other things, market conditions, the trading price of the Company’s Ordinary Shares, and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The net proceeds from sales, if any, under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells Ordinary Shares to the Investor. The Company expects that any proceeds received by the Company from such sales to the Investor will primarily be used for general corporate purposes. It is possible that no shares will be issued under the Purchase Agreement.

Pursuant to the Purchase Agreement, the Company will pay a commitment fee to the Investor in the form of Ordinary Shares with an aggregate market value of $250,000 or 0.5% of the Commitment (the “Initial Commitment Fee”), which will be paid in three equal monthly installments commencing on the effective date of the Registration Statement. If the Company sells an aggregate of $25 million or more Ordinary Shares under the Purchase Agreement, the Company will pay an additional commitment fee to the Investor in the form of Ordinary Shares with an aggregate market value of $250,000 or an additional 0.5% of the Commitment (together with the Initial Commitment Fee, the “Commitment Fee”), which will be paid in three equal monthly installments commencing on the one month anniversary of the Company’s sale of $25 million or more of Ordinary Shares under the Purchase Agreement.

In connection with the entry into the Purchase Agreement, the Company also entered into the Registration Rights Agreement, pursuant to which the Company agreed to file with the SEC, within forty-five calendar days of the date of the Registration Rights Agreement, the Registration Statement for the resale by the Investor of Ordinary Shares that may be issued in connection with the Commitment under the Purchase Agreement (including the Ordinary Shares used to pay the Commitment Fee).

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions, and indemnification obligations of the parties. The Purchase Agreement will automatically terminate on the earliest of (i) the 36-month anniversary of the effective date of the Registration Statement, (ii) the date on which the Investor shall have made payment to the Company for Ordinary Shares equal to the Commitment or (iii) the date any statute, rule, regulation, executive order, decree, ruling or injunction that would prohibit any of the transactions contemplated by the Purchase Agreement goes into effect. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty, upon ten trading days’ prior written notice to the Investor so long as (a) there are no outstanding purchase notices under which the Ordinary Shares have yet to be issued and (b) the Company has paid all amounts owed to the Investor pursuant to the Purchase Agreement. The Company and the Investor may also agree to terminate the Purchase Agreement by mutual written consent.

The foregoing descriptions of the Notes Agreement, Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and each of which is incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The Notes as well as the Ordinary Shares that may be issued under the Purchase Agreement are being offered and sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption afforded under Section 4(a)(2) thereof.

Exhibits

Exhibit No.	Description
10.1	Note Purchase Agreement, dated as of March 31, 2026, by and among KNOREX Ltd., North Commerce Parkway Capital LP and TQ Master Fund LP.
10.2	Share Purchase Agreement, dated as of March 31, 2026, by and among KNOREX Ltd., RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC.
10.3	Registration Rights Agreement, dated as of March 31, 2026, by and among KNOREX Ltd., RK Capital Management LLC, North Commerce Parkway Capital LP and TQP Holdings LLC.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 2, 2026